Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275117

PROSPECTUS SUPPLEMENT NO. 26

(to Prospectus dated March 29, 2024)

Scilex Holding Company

Up to 13,474,683 Shares of Common Stock

This prospectus supplement supplements the prospectus dated March 29, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-275117) for which Post-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on March 27, 2024 and declared effective by the Securities and Exchange Commission on March 29, 2024. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 20, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale from time to time by the selling stockholders named in the Prospectus (including their permitted transferees, donees, pledgees and other successors-in-interest) (collectively, the “Selling Stockholders”) of up to an aggregate of 13,474,683 shares (the “Resale Shares”) of our common stock, par value $0.0001 per share (“Common Stock”), consisting of:

(i) up to 474,683 shares of Common Stock (the “HB Shares”), of which 161,392 shares of Common Stock are held by Cove Lane Onshore Fund, LLC (“Cove Lane”) and 313,291 shares of Common Stock are held by HBC Investments LLC (“HBC”), in each case issued on September 25, 2023, pursuant to the Settlement Agreement (as defined and described below); and

(ii) up to 13,000,000 shares of Common Stock issuable upon exercise of warrants to purchase Common Stock, having an exercise price of $0.01 per share (such shares issuable upon exercise, the “Penny Warrant Shares” and such warrants, the “Penny Warrants”), issued to Oramed Pharmaceuticals Inc. (“Oramed”) pursuant to the Scilex Oramed SPA (as defined and described below).

On September 21, 2023, we entered into, and consummated the transactions contemplated by that certain Securities Purchase Agreement, dated as of such date, between us and Oramed (the “Scilex-Oramed SPA”). Pursuant to the Scilex-Oramed SPA, among other things, on September 21, 2023, we (i) issued to Oramed (A) a senior secured promissory note due 18 months from the date of issuance in the principal amount of $101,875,000 (the “Oramed Note”), (B) a warrant to purchase up to an aggregate of 4,500,000 shares of Common Stock (the “Closing Penny Warrant”), with an exercise price of $0.01 per share and restrictions on exercisability (as more fully described elsewhere in the Prospectus), and (C) warrants to purchase up to an aggregate of 8,500,000 shares of Common Stock (the “Subsequent Penny Warrants” and together with the Closing Penny Warrant, the “Penny Warrants”), each with an exercise price of $0.01 per share and each with restrictions on exercisability (as more fully described elsewhere in the Prospectus), and (ii) caused certain outstanding warrants to purchase up to an aggregate of 4,000,000 shares of Common Stock, with an exercise price of $11.50 per share, that we acquired from Sorrento pursuant to the Sorrento SPA (as defined and described elsewhere in the Prospectus) to be transferred to Oramed, which warrants were subsequently repurchased by us from Oramed. See the section in the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Transactions with Oramed Pharmaceuticals Inc. and Sorrento Therapeutics, Inc.” for additional information regarding the Scilex-Oramed SPA and transactions related thereto.

On September 15, 2023, we entered into that certain Settlement Agreement (the “Settlement Agreement”) with Cove Lane, HBC and Hudson Bay Capital Management LP (“Hudson Bay” and collectively with Cove Lane and HBC, the “Hudson Bay Parties” and each a “Hudson Bay Party”) in connection with a previously contemplated financing with the Hudson Bay Parties. The HB Shares were issued to Cove Lane and HBC pursuant to the Settlement

Agreement. See the section in the Prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Settlement Agreement” for additional information.

Our Common Stock is listed on the Nasdaq Capital Market under the symbol “SCLX”. On March 19, 2025, the last reported sales price per share of our Common Stock was $0.2947.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 17 of the Prospectus as well as risks and uncertainties described under similar headings in any amendments or supplements to the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 20, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 8-K
_______________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 19, 2025

_______________________

SCILEX HOLDING COMPANY
(Exact name of registrant as specified in its charter)
_______________________

Delaware (State or other jurisdiction of incorporation)	001-39852 (Commission File Number)	92-1062542 (IRS Employer Identification No.)

960 San Antonio Road, Palo Alto, California, 94303
(Address of principal executive offices, including zip code)

(650) 516-4310

Registrant’s telephone number, including area code

N/A
(Former Name or Former Address, if Changed Since Last Report)

_______________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Exchange Act:

(Title of each class)	(Trading Symbol)	(Name of exchange on which registered)
Common Stock, par value $0.0001 per share	SCLX	The Nasdaq Stock Market LLC
Warrants to purchase one share of common stock, each at an exercise price of $11.50	SCLXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

Item 5.07. Submission of Matters to a Vote of Security Holders.

On March 19, 2025, Scilex Holding Company (the “Company”) held a Special Meeting of Stockholders (the “Special Meeting”). At the Special Meeting, a total of (i) 29,057,097 shares of the Company’s Series A preferred stock, $00001 par value per share (the “Series A Preferred Stock”), or 100% of the 29,057,097 shares of Series A Preferred Stock, issued and outstanding, and (ii) 169,406,091 shares of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), or approximately 70% of the 243,312,885 shares of Common Stock, issued and outstanding as of the close of business on February 24, 2025, the record date for the Special Meeting, were represented virtually or by proxy.

The holders of Series A Preferred Stock were entitled to vote, together with the holders of Common Stock and not separately as a class, on an as converted to Common Stock basis for an aggregate of 32,596,097 votes as a result of the adjustments to the deemed conversion price of such preferred stock in accordance with the Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022.

At the Special Meeting, the Company’s stockholders considered two proposals, each of which is described in more detail in the Company’s definitive proxy statement filed with the Securities and Exchange Commission on February 27, 2025.

Set forth below is a brief description of each proposal voted upon at the Special Meeting and the voting results with respect to each proposal.

Proposal No. 1: To approve any amendment to the Company’s Restated Certificate of Incorporation to effect a reverse stock split of the Common Stock, within a range of 1-for-14 to 1-for-50 (or any number in between), without reducing the authorized number of shares of the Common Stock, and the filing of a final amendment with the ratio within such range to be determined in the sole discretion of the Board of Directors of the Company at any time on or before March 19, 2026, without further approval or authorization of the Company’s stockholders (the “Reverse Stock Split Proposal”).

Votes For	Votes Against	Abstentions
151,124,713	49,235,399	1,642,350

Proposal No. 2: To consider and vote upon an adjournment of the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes in favor of the Reverse Stock Split Proposal.

Votes For	Votes Against	Abstentions
151,840,294	47,342,114	2,820,054

An adjournment of the Special Meeting was not necessary because there were sufficient votes in favor of the Reverse Stock Split Proposal.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

104	Cover Page Interactive Data File, formatted in Inline Extensible Business Reporting Language (iXBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCILEX HOLDING COMPANY

	By:	/s/ Jaisim Shah
	Name:	Jaisim Shah
Date: March 20, 2025	Title:	Chief Executive Officer and President